UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Kang Xin
	Name:	Kang Xin
	Title:	Company Secretary
Dated: September 16, 2008

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated September 16, 2008, entitled “CNOOC Ltd. Announces Platform B of Phase II Penglai 19-3 Oil Field has come on stream ahead of schedule”.

For Immediate Release

CNOOC Ltd. Announces Platform B of Phase II Penglai 19-3 Oil Field has come on stream ahead of schedule

(Hong Kong, September 16, 2008) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that Platform B of Phase II of Peng Lai (PL) 19-3 has come on stream successfully ahead of schedule.

The development facilities in Phase II of PL 19-3 include: five wellhead platforms, a central processing facility and a world-class floating production storage offloading facility with a designed processing capacity of 190,000 barrels of oil per day. Platforms A and C of PL19-3 Phase II, have been put into production, while the other two, D and E, will commence production in succession.

Mr. Liu Jian, Executive Vice President of the Company commented, “We are pleased with the advanced startup of platform B, which again highlights the closeness and the effectiveness of cooperation between CNOOC Ltd. and ConocoPhillips.  Phase II of PL 19-3 oil field is one of the key projects the Company focus in 2008. I believe the upcoming startup of its platforms will inject new energy in boosting the Company’s production.”

PL19-3 oil field was jointly developed by CNOOC Ltd. and ConocoPhillips China Inc. (COPC). CNOOC Ltd. holds 51 percent interest in PL 19-3 and the Operator, COPC, holds the remaining 49 percent interest.

PL19-3 oil field, located in Block 11/05 in Bohai Bay, is currently China’s largest offshore oil field.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com